Mail Stop 4561

July 17, 2006

By U.S. Mail and Facsimile to (205) 326-7571

Mr. D. Bryan Jordan
Chief Financial Officer
Regions Financial Corporation
417 North 20th Street
Birmingham, Alabama 35203

> **Re: Regions Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 000-50831**

Dear Mr. Jordan:

We have reviewed your response dated July 6, 2006, and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12: Leases, page 84

1. Please refer to prior comment 7. Please revise to disclose how you concluded that the front loaded lease payments on the 79 properties constitute collateral on behalf of the buyer-lessor, requiring the sale to be treated as a financing arrangement.

Note 14: Derivative Financial Instruments and Hedging Activities, page 85

2. Please refer to prior comment 8 and tell us if the analysis of materiality of the error in the application of the shortcut method for the trust preferred securities is based upon the assumption that the long haul method was applied from inception or the assumption that no hedge accounting had been applied from inception. If not previously provided, please provide the analysis of materiality under the assumption that no hedge accounting was applied from inception of the hedging relationship.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response, and please represent to us your intention to revise your future filings beginning with your Form 10-Q for the period ended June 30, 2006. Please file your response on EDGAR. Please provide us with your intended disclosures to be included in your future filings. Please furnish a cover letter with your responses to our comments and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your intended revisions and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant